Exhibit 99.1

NICE Powers Acceleration of COVID-19 Vaccine Global Distribution Effort

NICE inContact CXone streamlines vaccine distribution supply chain from vaccine producers to healthcare providers, allowing a faster and efficient process

SALT LAKE CITY, January 5, 2021 – NICE (Nasdaq: NICE) today announced that it is ramping up support for service and information centers across the entire COVID-19 vaccine supply chain with its CXone cloud platform. The vaccine supply chain is comprised of three main critical stakeholders: vaccine manufacturers, federal and state agencies responsible for distribution and healthcare providers that are administering the vaccine. As governments around the globe are working diligently to build and scale this supply chain, NICE CXone plays a critical role in eliminating bottlenecks, ensuring a smooth process and guaranteeing flawless and clear communication throughout.

Organizations are now working to quickly supply and administer tens of millions of doses worldwide to help end the devastating pandemic. They are moving quicker than ever before to produce, distribute and communicate about the vaccine and need a reliable platform to allow them to be successful. For example, two of the leading approved vaccine manufacturers are now using CXone, dozens of state and government agencies are ramping up their capacity with CXone to prepare for increases in demand and numerous healthcare providers and pharmacies are already relying on CXone to serve their patients and customers.

“This is a historic moment, and contact centers play a critical role in efficiently distributing and building trust in the COVID-19 vaccine,” said Paul Jarman, NICE inContact CEO. “As the vaccine rollout unfolds, information and service centers across the pharmaceutical industry, health departments, government agencies, distribution companies and pharmacies need to quickly ramp up customer service as needed. CXone equips all of them with innovative cloud technology that drives flexibility, reliability and agility in the face of such a grand-scale effort.”

Given the high stakes, now more than ever, extreme agility, scalability and speed to turn-up is crucial for the information and service centers of all the parties involved in distributing, administering, and monitoring the vaccine rollout. To provide the required extreme agility, CXone customer experience cloud provides rapid deployment on a scalable, secure and reliable platform to support agencies that are serving on the front line in the fight against this global pandemic. Contact center agents can efficiently respond to inbound inquiries about the vaccine as well as proactively push information to citizens via SMS or digital messaging. Furthermore, the increased adoption of the CXone digital self-service and chatbot technologies acts as a force multiplier scaling and simplifying service in light of the sharp increase in volumes.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.